UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                     West Jersey Bancshares
                        (Name of Issuer)

                   Common Stock (No Par Value)
                 (Title of Class of Securities)

                           953504107
                         (CUSIP Number)

Jeffrey P. Waldron, Esquire, Stevens & Lee, 111 North Sixth
Street, Reading, Pennsylvania  19603      (610-478-2000)
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       September 29, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 953504107

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Sovereign Bancorp, Inc.
          IRS Identification No.:  23-2453088

2.   Check the appropriate box is a member of a group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds
          BK   AF   WC
5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

     7.   Sole Voting Power
               389,681

     8.   Shared Voting Power
               0

     9.   Sole Dispositive Power
               389,681

     10.  Shared Dispositive Power
               0

11.  Aggregate amount beneficially owned by each reporting person
          389,681

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                    [ ]

13.  Percent of class represented by amount in row (11)
          19.9%

14.  Type of reporting person
          HC   CO

                          SCHEDULE 13D

ITEM 1.  Security and Issuer.

          This Schedule 13D relates to shares of common stock, no par value, of West Jersey Bancshares, Inc. ("WJB"), a business corporation incorporated under the laws of the State of New Jersey. The principal executive offices of WJB are located at 165 Passaic Avenue, Fairfield, New Jersey 07004.

ITEM 2.  Identity and Background.

          (a), (b), and (c). This Schedule 13D is filed by Sovereign Bancorp, Inc. ("Sovereign"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. Sovereign is a holding company which owns all of the outstanding capital stock of Sovereign Bank, a Federal Savings Bank ("Sovereign Bank"). Sovereign's and Sovereign Bank's principal business and offices are located at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610.

          The name, business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of Sovereign are as follows:

                                             Present Principal
Name                  Business Address       Occupation or Employment
Howard D. Mackey      191 N. Main Street     Retired Chairman
                      Boonton, NJ  07005     Charter FSB Bancorp, Inc.
                      (Residence Address)

Richard E. Mohn       1600 Comet Drive       President and Chief
                      Lancaster, PA  17601    Executive Officer
                                             Cloister Spring Water
                                              Company
                                             1600 Comet Drive
                                             Lancaster, PA  17601

Rhoda S. Oberholtzer  807 Lititz Pike        Owner
                      P.O. Box 325           Stouffers of Kissel Hill
                      Lititz, PA  17543      (Grocery store chain)
                                             807 Lititz Pike
                                             P.O. Box 325
                                             Lititz, PA  17543

Patrick J. Petrone    430 Route 10           President
                      Randolph, NJ  07864    Charter Federal Savings
                                              Bank division of
                                              Sovereign Bank
                                             430 Route 10
                                             Randolph, NJ  07864

Daniel K. Rothermel   c/o Cumru Associates   President and Chief
                      P. O. Box 6573          Executive Officer
                      Wyomissing, PA 19610   Cumru Associates, Inc.
                                             P. O. Box 6573
                                             Wyomissing, PA 19610

G. Arthur Weaver      c/o George A. Weaver   Real estate and
                       Company                insurance executive
                      116 East Main Street   George A. Weaver
                      New Holland, PA 17557   Company
                                             116 East Main Street
                                             New Holland, PA 17557

Samuel R. Willard,    Taylorville Road       President and Chief
Jr.                   Washington Crossing,    Executive Officer
                      PA  18977              Shearer-Penn
                                             300 Basin Road
                                             Trenton, NJ  08619

Theodore Ziaylek, Jr. 10 West College Ave.   President
                      Yardley, PA  19067     Ziamatic Corp.
                                             10 West College Avenue
                                             P.O. Box 337
                                             Yardley, PA  19067

Jay S. Sidhu          1130 Berkshire Blvd.   President and Chief
                      Wyomissing, PA  19610   Executive Officer
                                             Sovereign
                                             President and Chief
                                              Executive Officer
                                             Sovereign Bank

Lawrence M. Thompson, 1130 Berkshire Blvd.   Secretary and General
Jr.                   Wyomissing, PA  19610   Counsel
                                             Sovereign
                                             Group Executive
                                              Officer, General
                                              Counsel and Secretary
                                             Sovereign Bank

Karl D. Gerhart       1130 Berkshire Blvd.   Chief Financial Officer
                      Wyomissing, PA  19610   and Treasurer
                                             Sovereign
                                             Group Executive Officer
                                              and Chief Financial
                                              Officer and Treasurer
                                             Sovereign Bank

          (d) and (e). Neither Sovereign nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Each natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

          The source of funds to be used by Sovereign in making a purchase of shares of common stock of WJB, upon exercise of the Option (defined in Item 4 hereof) to which this Schedule 13D relates, if and to the extent the Option is exercised, will be either cash on hand at Sovereign, dividends from Sovereign Bank and/or other nonbank subsidiaries of Sovereign, a loan from an unaffiliated bank or other financial service company, or other borrowings. Sovereign has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

          Assuming the number of shares of WJB's common stock outstanding remains unchanged from the number issued and outstanding on September 29, 1994 (i.e., 1,958,196 shares), the exercise of the Option in full, at an Option Price (defined in Item 4 hereof) of $8.40 per share, will result in the purchase of 389,681 shares for an aggregate purchase price of $3,273,320.40.

ITEM 4.  Purpose of Transaction.

          On September 29, 1995, Sovereign and WJB entered into a Stock Option Agreement (the "Stock Option Agreement") in which WJB granted to Sovereign the option (the "Option") (under certain circumstances, described in this Item 4) to purchase that number of shares of WJB's common stock as shall equal 19.9% of WJB's common stock issued and outstanding immediately prior to such purchase, at an exercise price per share (the "Option Price") equal to the lower of (i) $8.40 or (ii) the lowest price per share that a person or group, other than Sovereign or an affiliate of Sovereign, paid or offers to pay after September 29, 1995 for WJB's common stock in a transaction constituting a Triggering Event (defined in this Item 4). The Option was granted in connection with the execution by Sovereign and WJB of a definitive Agreement and Plan of Merger dated as of September 29, 1995 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 4.1 and incorporated by reference herein. The Merger Agreement provides for Sovereign's acquisition of WJB through the merger of WJB with and into Sovereign (the "Merger"). Upon consummation of the Merger, the registration of WJB's common stock under Section 12(g) of the Securities Exchange Act of 1934 will be terminated. At closing or as soon thereafter as practicable, West Jersey Community Bank, WJB's wholly-owned subsidiary and a state commercial banking institution ("WJCB"), will merge with and into Sovereign Bank, with Sovereign Bank surviving the merger (the "Bank Merger").

          Sovereign required WJB to grant the Option as a condition to Sovereign entering into the Merger Agreement for the purpose of (i) providing some measure of compensation to Sovereign for loss of the benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending, in the event that a third party acquires control of WJB and (ii) increasing the likelihood that the Merger and the Bank Merger will be completed. The Option is exercisable only upon the occurrence of certain events which would jeopardize completion of the Merger, none of which has occurred as of the date hereof. These events (collectively, the "Triggering Events") are the following:

     (1) A person or group, other than Sovereign or an affiliate of Sovereign, (a) acquires beneficial ownership of more than 9.9% of WJB's then outstanding shares of common stock; (b) enters into an agreement or letter of intent with WJB pursuant to which such person, group or any affiliate thereof would merge or consolidate, or enter into any similar transaction with WJB, acquire all or substantially all of WJB's assets or liabilities, or all of substantially all of WJCB's assets or liabilities or acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing more than 9.9% of the then outstanding shares of common stock of WJB or WJCB; (c) publicly announces a bona fide Proposal (as defined in Section 2 of the Stock Option Agreement) for any transaction of the type referred to in clause (b) hereof, and such Proposal is not Publicly Withdrawn (as defined in Section 2 of the Stock Option Agreement) at least 30 days prior to the meeting of the stockholders of WJB called to vote on the Merger, and WJB's stockholders fail to approve the Merger by the vote required by applicable law or such meeting is canceled; or (d) makes a bona fide Proposal for any transaction of the type referred to in clause (b) hereof, and thereafter, but before such Proposal has been Publicly Withdrawn, WJB willfully takes any action that would likely result in the failure of either Sovereign or WJB to satisfy a material condition to the completion of the Merger or materially reduce the value of the transaction to Sovereign.

     (2) WJB breaches, in any material respect, any binding term of the Merger Agreement or the Stock Option Agreement after a Proposal is made and before it is Publicly Withdrawn or publicly announces an intention to authorize, recommend or accept any such Proposal.

          The Stock Option Agreement provides that it will terminate upon completion of the transactions contemplated by the Merger Agreement.

          The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is incorporated herein by reference and attached hereto as Exhibit 4.2.

ITEM 5.  Interest in Securities of the Issuer.

          (a). Based on 1,958,196 shares of WJB's common stock outstanding on September 29, 1995, Sovereign may be deemed the beneficial owner, in the aggregate, of 389,681 shares of WJB's common stock, all being shares which, though presently unissued, are issuable in accordance with the terms and conditions of the Option. These 389,681 shares would represent approximately 16.6% of WJB's shares of common stock outstanding upon issuance, assuming that no other shares are issued by WJB, including shares issuable upon exercise of options outstanding for WJB's common stock. No person identified in Item 2(a), (b) and (c) hereof is the beneficial owner of any shares of common stock of WJB.

          (b). Sovereign will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of WJB's common stock which Sovereign may acquire upon exercise of the Option.

          (c). There were no transactions in the common stock of WJB effected by Sovereign or by any person identified in
Item 2(a), (b) and (c) hereof during the sixty days preceding the date of this Schedule 13D.

          (d). No person other than Sovereign has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of WJB that may be deemed beneficially owned by Sovereign on account of this Option.

          (e). Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except for the Merger Agreement and the Stock Option Agreement, neither Sovereign nor any person identified in
Item 2(a), (b) and (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of WJB, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

          4.1 Agreement and Plan of Merger, dated as of September 29, 1995, between Sovereign Bancorp, Inc. and West
Jersey Bancshares, Inc.

          4.2 Stock Option Agreement, dated September 29, 1995, between Sovereign Bancorp, Inc. and West Jersey Bancshares, Inc.
(Attached as Exhibit 2 to the Agreement and Plan of Merger, which is attached hereto as Exhibit 4.1.)
                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 1995               SOVEREIGN BANCORP, INC.

                              By/s/ Richard A. Elko
                                Richard A. Elko
                                Corporate Controller